September 14, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flagstone Reinsurance Holdings, S.A. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 13, 2012 File No. 001-33364

Dear Mr. Rosenberg:

On behalf of Flagstone Reinsurance Holdings, S.A. (the “Company”), this letter responds to the letter dated August 29, 2012 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”) filed with the Commission on March 13, 2012.

For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment.  The page numbers in the bold captions refer to pages in the 10-K, as applicable, as filed with the Commission.

RESPONSES

Item 1. Business

Loss Reserves, page 8

1. Your loss development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for all fiscal years.

Response:

The Company respectfully submits its revised loss development table on a gross basis, to comply with the requirements of Industry Guide 6. The amounts presented below relate to our business without giving effect to our discontinued operations, consistent with our presentation in Part I of the 2011 10-K. In response to the Staff’s comment, the Company proposes to implement this presentation in next year’s Form 10-K.

	Years ended December 31,
	2006	2007	2008	2009	2010	2011

Gross liability for unpaid losses and loss expenses	$22,516	$180,978	$411,565	$480,660	$721,314	$1,130,658

Net reserves re-estimated as of:
One year later	$18,641	$162,990	$406,626	$468,766	$746,740
Two years later	13,455	148,813	376,846	455,662
Three years later	11,357	138,404	378,141
Four years later	7,097	135,897
Five years later	6,332

Cumulative net redundancy (deficiency)	$16,184	$45,081	$33,424	$24,997	$(25,426)

Cumulative amount of net liability paid through:
One year later	$6,948	$80,651	$225,353	$394,803	$747,753
Two years later	10,159	113,586	299,744	500,332
Three years later	10,329	116,059	352,257
Four years later	7,202	119,563
Five years later	7,507

Item 6. Selected Financial Data, page 49

2. Please revise your filing to disclose your operating revenues for each fiscal year or explain to us how your disclosure of net premiums written comply the Instructions of Rule 301 of Regulation S-K.

Response:

The Company respectfully advises that we believe the presentation of net premiums written represents net sales in the insurance industry, which in accordance with Rule 301 of Regulation S-K may be presented as an alternative to operating revenue. We believe that net premiums written better represents the trending of our operations as it reflects the premium risk that we have chosen to retain, whereas operating revenue reflects the amount of business we have written but does not take into consideration any risk we have chosen to cede.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity, and Capital Resources

Financial Condition

Loss and Loss Adjustment Expense Reserves, page 77

3. Please revise your disclosure to include a reconciliation of loss reserves for the fiscal year ended December 31, 2009 or explain to us how your disclosure meets the requirements of Industry Guide 6 to provide a reconciliation of claims reserves for three years. Refer to Item 2B(1) of the Guide. This comment also applies to your disclosure of loss reserves in Note 7 to the consolidated financial statements.

Response:

The Company respectfully submits revised loss reserve reconciliations to include the fiscal year ended December 31, 2009, to comply with the requirements of Industry Guide 6. In response to the Staff’s comment, the Company proposes to include a reconciliation of claims reserves for three years in next year’s Form 10-K.

	As at and for the years ended December 31,
	2011	2010	2009

Gross liability at beginning of year	$583,267	$436,192	$400,956
Reinsurance recoverable at beginning of year	(22,102)	(15,118)	(10,079)
Net liability at beginning of year	561,165	421,074	390,877

Net incurred losses related to:
Current year	652,849	420,725	244,664
Prior year	23,686	(10,878)	(4,711)
	676,535	409,847	239,953
Net paid losses related to:
Current year	304,536	130,315	85,225
Prior year	302,573	154,070	138,248
	607,109	284,385	223,473

Effects of foreign exchange rate changes	(4,406)	11,801	13,717
Other	-	2,828	-
Net liability at end of year	626,185	561,165	421,074
Reinsurance recoverable at end of year	271,183	22,102	15,118
Gross liability at end of year	$897,368	$583,267	$436,192

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

8. Reinsurance, page 112

4. Please tell us why your reinsurance claims recoverable has increased from $22.1 million at December 31, 2010 to $271.2 million at December 31, 2011. Also tell us any significant balances by reinsurer, their credit ratings, and any collateral they have provided that supports your statement that “the Company has determined that no provision for doubtful debt is required.”

Response:

The Company respectfully advises that our reinsurance claims recoverable has increased from $22.1 million at December 31, 2010 to $271.2 million at December 31, 2011, as a result of the unprecedented frequency of significant natural catastrophe events having occurred during 2011. The most significant events contributing to the increase were the New Zealand earthquake of February 2011 ($111.2 million), the Japan earthquake and tsunami of March 2011 ($84.9 million), and the significant tornado activity in the United States of April and May 2011 ($37.9 million).

The Company requires collateral from any reinsurer without a rating or an A.M. Best rating below A-. The following table provides details by reinsurer, including their credit ratings and collateral information:

Significant Reinsurance claims recoverable as at December 31, 2011

Reinsurer	$USD (thousands)	AM Best	S&P	Collateral
National Indemnity Company	$159,918	A++	AA+	None
Aeolus Re Ltd.	$61,416	N/A	N/A	100% via Trust
Arrow Capital Reinsurance Company Ltd	$17,083	N/A	N/A	100% via Trust
Sompo Japan Insurance, Inc	$15,022	A+	AA-	None
Aioi Insurance Company Limited, Japan	$9,892	A	AA-	None
General Insurance Corporation of India	$3,331	A-	N/A	100% Funds Held
Quinte Limited	$1,200	N/A	N/A	100% via Trust

The Company respectfully proposes that it will enhance its disclosure in next year’s 10-K to indicate the amount of reinsurance claims recoverable which is secured by collateral and the amount for which we have not requested collateral, due to the high quality of A.M. Best ratings of those reinsurers involved.

19. Dividend Restrictions and Statutory Requirements, page 128

5. Please address the following:

•
With respect to your dividend restrictions, please revise to comply with ASC 944-505-50-1c and rule 4-08(e)(1) and (2) of Regulation S-X to disclose the amount of consolidated retained earnings that is not available for the payment of dividends to stockholders.

Response:

With respect to the required disclosures as stipulated under ASC 944-505-50-1c, the Company respectfully advises that the following disclosures apply to the period ended December 31, 2011, and that the Company will include such disclosures in subsequent filings:

As a holding company, our principal source of income is dividends or other permissible payments from our subsidiaries. Our holding company has no material restrictions on its ability to pay distributions to shareholders. The ability of our insurance subsidiaries to pay dividends is limited by applicable laws and regulations of the various countries in which we operate.   The total amount of dividends our insurance subsidiaries can pay without further regulatory approval as of December 31, 2011 is $354.0 million.

We also believe the above proposed disclosures also apply to rule 4-08(e)(i) of Regulation S-X since we have no material distribution restrictions.

With respect to the required disclosures as stipulated under rule 4-08(e)(2) of Regulation S-X, the Company respectfully advises that we have one 50 percent or less owned company whose equity value as of December 31, 2011 was $2.2 million. The Company has recorded $4.3 million as its share of the equity investee’s losses in the consolidated financial statements and therefore propose no disclosures in this respect since we consider this immaterial disclosure.

•
Please disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to rule 4-08(e)(3)(ii) of Regulation S-X.

Response:

With respect to the required disclosures as stipulated under rule 4-08(e)(3)(ii) of Regulation S-X, the Company respectfully advises that it has no unconsolidated subsidiaries and, for consolidated subsidiaries the following disclosures apply to the period ended December 31, 2011, and that the Company will include such disclosures in subsequent filings following the above disclosures:

The Company’s primary restrictions on net assets of subsidiaries consist of regulatory requirements placed upon our insurance subsidiaries to hold minimum amounts of total statutory capital and surplus and there were no other material restrictions on net assets in place as of December 31, 2011. Accordingly, the total amount of unrestricted net assets for consolidated subsidiaries as of December 31, 2011 is $354.0 million. As share capital and other fixed capital of the insurance subsidiaries exceed total minimum statutory capital and surplus required, consolidated retained earnings is not restricted.

•
We note that you provided certain data that complies with ASC 944-505-50-1a and b for Bermuda. Please revise to remove reference to this data as unaudited as it is required by GAAP. Also, please revise to provide this data for insurance operations in all jurisdictions.

Response:

The Company respectfully advises that the reference to unaudited will be removed from future filings.  The table below presents the statutory capital and surplus at each balance sheet date presented in the 2011 10-K as well as the minimum regulatory statutory capital and surplus required by each regulatory jurisdiction. In future filings the Company will include such disclosure under the each jurisdictional section of the Dividend Restrictions and Statutory Requirements Note.

	Regulatory jurisdiction	As at December 31,
		2011	2010	Currency
Statutory shareholder's equity
Flagstone Réassurance Suisse SA	Switzerland	1,359,312,487	1,600,676,306	CHF
Flagstone Réassurance Suisse SA	Bermuda	1,397,776,764	1,644,329,363	USD
Flagstone Reinsurance Africa Limited	South Africa	249,998,000	242,922,000	ZAR
Mont Fort Re Ltd	Bermuda	1,462,719	46,950,957	USD
Flagstone Alliance Insurance & Reinsurance PLC	Cyprus	21,844,160	21,379,472	EUR

Minimum required statutory shareholder's equity
Flagstone Réassurance Suisse SA	Switzerland	385,397,041	469,872,753	CHF
Flagstone Réassurance Suisse SA	Bermuda	313,162,199	345,792,379	USD
Flagstone Reinsurance Africa Limited	South Africa	10,000,000	10,000,000	ZAR
Mont Fort Re Ltd	Bermuda	370,000	370,000	USD
Flagstone Alliance Insurance & Reinsurance PLC	Cyprus	3,500,000	3,061,000	EUR

•
You are, or own, a foreign insurance entity that does not have a U.S insurance subsidiary and your financial statements are presented in U.S. GAAP. Please revise your disclosure to comply provide the disclosures required by ASC 944-505-50-5.

Response:

The Company respectfully advises the Staff that its subsidiaries do not have any material prescribed accounting practices that differ from the prescribed regulatory accounting practices of its regulatory authorities and advises it will include such disclosures in future filings.

•	Provide the disclosure required under ASC 944-505-50-6, as applicable, or tell us that no such regulatory event would have been triggered.

Response:

In the absence of any material prescribed accounting practices noted in the previous response, the Company respectfully advises that no regulatory events have been or would be triggered.

•	Please revise your disclosure to include the amount of statutory net income or loss for each period as required by rule 7.03(a)(23)(c) of Regulation S-X.

Response:

The Company respectfully provides in the following tables for its property and liability insurance legal entities, the statutory net income (loss) for each income statement period and the statutory shareholder’s equity for each balance sheet date presented in the 10-K and advises it will include such disclosures in future filings. The Company does not have any life insurance legal entities.

	For the years ended December 31,
	2011	2010	2009
Statutory net income (loss)	(240,457,649)	94,610,450	215,356,065

	As at December 31,
	2011	2010
Statutory shareholder's equity	1,458,480,224	1,756,726,190

The Company acknowledges that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (441)-278-4305.

Sincerely,

/s/ William F. Fawcett
William F. Fawcett
General Counsel
Flagstone Reinsurance Holdings, S.A.

cc:           David A. Brown
Chief Executive Officer and Director
Flagstone Reinsurance Holdings, S.A.

Patrick Boisvert
Chief Financial Officer
Flagstone Reinsurance Holdings, S.A.

Andrew Downes
Deloitte & Touche